SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Homex Development Corp.

(Translation of registrant’s name into English)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

25030W100

(CUSIP Number)

Javier Romero Castañeda

Boulevard Alfonso Zaragoza M. 2204 Norte

80020 Culiacán, Sinaloa, Mexico

Tel. (52667) 758-5800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Michael L. Fitzgerald, Esq.

Paul Hastings LLP

75 East 55th Street

New York, NY 10022

(212) 318-6000

April 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

SCHEDULE 13D/A CUSIP No.: 25030W100

(1)	Names of Reporting Person: Eustaquio Tomás de Nicolás Gutiérrez

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds: OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Mexico

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 92,451,392*

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 92,451,392*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 92,451,392*

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11): 27.53%**

(14)	Type of Reporting Person: IN

*92,451,392 Shares are held by Ixe Banco, S.A. as trustee of Trust No. F/466, for the benefit of the following de Nicolás family members: Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Ana Luz de Nicolás Gutiérrez.  The Technical Committee, which is comprised of Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Juan Carlos Torres Cisneros has voting and dispositive control over all of the Shares.

**Based on 335,869,550 Shares issued and outstanding.

SCHEDULE 13D/A CUSIP No.: 25030W100

(1)	Names of Reporting Person: Jose Ignacio de Nicolás Gutiérrez

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds: OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Mexico

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 92,451,392*

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 92,451,392*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 92,451,392*

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11): 27.53%**

(14)	Type of Reporting Person: IN

*92,451,392 Shares are held by Ixe Banco, S.A. as trustee of Trust No. F/466, for the benefit of the following de Nicolás family members: Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Ana Luz de Nicolás Gutiérrez.  The Technical Committee, which is comprised of Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Juan Carlos Torres Cisneros has voting and dispositive control over all of the Shares.

**Based on 335,869,550 Shares issued and outstanding.

SCHEDULE 13D/A CUSIP No.: 25030W100

(1)	Names of Reporting Person: Gerardo de Nicolás Gutiérrez

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds: OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Mexico

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 92,451,392*

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 92,451,392*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 92,451,392*

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11): 27.53%**

(14)	Type of Reporting Person: IN

*92,451,392 Shares are held by Ixe Banco, S.A. as trustee of Trust No. F/466, for the benefit of the following de Nicolás family members: Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Ana Luz de Nicolás Gutiérrez.  The Technical Committee, which is comprised of Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Juan Carlos Torres Cisneros has voting and dispositive control over all of the Shares.

**Based on 335,869,550 Shares issued and outstanding.

SCHEDULE 13D/A CUSIP No.: 25030W100

(1)	Names of Reporting Person: Julian de Nicolás Gutiérrez

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds: OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Mexico

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 92,451,392*

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 92,451,392*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 92,451,392*

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11): 27.53%**

(14)	Type of Reporting Person: IN

*92,451,392 Shares are held by Ixe Banco, S.A. as trustee of Trust No. F/466, for the benefit of the following de Nicolás family members: Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Ana Luz de Nicolás Gutiérrez.  The Technical Committee, which is comprised of Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Juan Carlos Torres Cisneros has voting and dispositive control over all of the Shares.

**Based on 335,869,550 Shares issued and outstanding.

SCHEDULE 13D/A CUSIP No.: 25030W100

(1)	Names of Reporting Person: Juan Carlos Torres Cisneros

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds: OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Mexico

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 92,451,392*

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 92,451,392*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 92,451,392*

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11): 27.53%**

(14)	Type of Reporting Person: IN

*92,451,392 Shares are held by Ixe Banco, S.A. as trustee of Trust No. F/466, for the benefit of the following de Nicolás family members: Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Ana Luz de Nicolás Gutiérrez.  The Technical Committee, which is comprised of Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Juan Carlos Torres Cisneros has voting and dispositive control over all of the Shares.

**Based on 335,869,550 Shares issued and outstanding.

This Schedule 13D/A (Amendment No. 3) is being filed to amend and supplement the original Schedule 13D of the Reporting Persons filed on February 19, 2008 with the Securities and Exchange Commission, as amended by Schedule 13D/A (Amendment No. 1) that was filed on October 10, 2008 and amended by Schedule 13D/A (Amendment No. 2) that was filed on October 31, 2008 with the Securities and Exchange Commission.  Except as specifically amended hereby, the disclosure set forth in the original Schedule 13D shall remain unchanged.

Item 1.         Security and Issuer.

This statement relates to Common Shares, without par value, and American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts, each representing six Common Shares, without par value, of Desarrolladora Homex, S.A.B. de C.V., a corporation (sociedad anónima bursatil de capital variable) organized under the laws of the United Mexican States.  The Common Shares, including the Common Shares underlying the ADSs, are collectively referred to herein as the “Shares”.

The principal executive offices of the Company are located at Boulevard Alfonso Zaragoza M. 2204 Norte, 80020, Culiacán Sinaloa, México.

Item 2.         Identity and Background.

This Statement is being filed by Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Juan Carlos Torres Cisneros (each a “Reporting Person” and collectively the “Reporting Persons”), solely in their capacity as the Trust Management Committee (the “Technical Committee”) formed to manage Trust No. F/466 (the “Trust”).  The Trust, through Ixe Banco, S.A. (the “Trustee”), holds 92,451,392 Shares for the benefit of the following members of the de Nicolás family: Eustaquio Tomás de Nicolás Gutiérrez, Jose Ignacio de Nicolás Gutiérrez, Gerardo de Nicolás Gutiérrez, Julian de Nicolás Gutiérrez and Ana Luz de Nicolás Gutiérrez (collectively, the “Trust Beneficiaries”).  The Reporting Persons, acting collectively as the Technical Committee, may be deemed to have beneficial ownership of the Shares held for the benefit of the Trust Beneficiaries; however, each individual Reporting Person disclaims any beneficial ownership as an individual over any such Shares.  In addition, all references in this Schedule 13D/A to the Reporting Persons shall be deemed to be references to the Reporting Persons acting collectively as the Technical Committee and not as individuals.

The business address of Eustaquio Tomás de Nicolás Gutiérrez is Boulevard Alfonso Zaragoza M. 2204 Norte 80020 Culiacán, Sinaloa, Mexico.  Eustaquio Tomás de Nicolás Gutiérrez’s present principal occupation is Chairman of the Board of Directors of the Company.  Eustaquio Tomás de Nicolás Gutiérrez is a citizen of Mexico.

The business address of Jose Ignacio de Nicolás Gutiérrez is Boulevard Alfonso Zaragoza M. 2204 Norte 80020 Culiacán, Sinaloa, Mexico.  Jose Ignacio de Nicolás Gutiérrez’s present principal occupation is member of the Board of Directors of the Company.  Jose Ignacio de Nicolás Gutiérrez is a citizen of Mexico.

The business address of Gerardo de Nicolás Gutiérrez is Boulevard Alfonso Zaragoza M. 2204 Norte 80020 Culiacán, Sinaloa, Mexico.  Gerardo de Nicolás Gutiérrez’s present principal occupation is Chief Executive Officer of the Company.  Gerardo de Nicolás Gutiérrez is a citizen of Mexico.

The business address of Julian de Nicolás Gutiérrez is Boulevard Alfonso Zaragoza M. 2204 Norte 80020 Culiacán, Sinaloa, Mexico.  Julian de Nicolás Gutiérrez’s present principal occupation is Vice President of the Middle Income Division of the Company.  Julian de Nicolás Gutiérrez is a citizen of Mexico.

The business address of Juan Carlos Torres Cisneros is Boulevard Alfonso Zaragoza M. 2204 Norte 80020 Culiacán, Sinaloa, Mexico.  Juan Carlos Torres Cisneros’ present principal occupation is Private Investor.  Juan Carlos Torres Cisneros is a citizen of Mexico.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D, as amended by amendments No. 1 and No. 2, is supplemented as follows:

On the following dates, the Trust sold 3,690,964 ADSs representing 22,145,784 Shares in open market transactions:

•                  Between May 11, 2012 and April 1, 2013, 531,399 ADSs representing 3,188,394 Shares, for an average price of $13.00 per ADSs.

•                  On April 15, 2013, 510,576 ADSs representing 3,063,456 Shares, for an average price of $6.58 per ADSs, due to a margin call related to a loan disposed initially in October 2007.

•                  On April 16, 2013, 327,280 ADSs representing 1,963,680 Shares, for an average price of $5.90 per ADSs, due to a margin call related to a loan disposed initially in October 2007.

•                  On April 17, 2013, 279,001 ADSs representing 1,674,006 Shares, for an average price of $5.69 per ADSs, due to a margin call related to a loan disposed initially in October 2007.

•                  On April 18, 2013, 592,671 ADSs representing 3,556,026 Shares, for an average price of $5.85 per ADSs, due to a margin call related to a loan disposed initially in October 2007.

•      On April 19, 2013, 1,450,037 ADSs representing 8,700,222 Shares, for an average price of $6.52 per ADSs, due to a margin call related to a loan disposed initially in October 2007.

Item 4.         Purpose of Transaction.

Item 4 of the original Schedule 13D is supplemented as follows:

The purpose of the disposition made between May 11, 2012 and April 1, 2013 was to obtain the proceeds of the sale.  The purpose of the dispositions made between April 15, 2013 and April 19, 2013 were the result of margin calls exercised by financial institutions, in connection with margin loans entered into in 2007.

The Reporting Persons, acting collectively as the Technical Committee, routinely monitor the performance of the Company and intend to continuously evaluate the Company’s business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors.  Depending on such evaluations, the Reporting Persons, acting collectively as the Technical Committee, may, at any time and from time to time, direct the Trustee to purchase additional Shares on behalf of the Trust or to dispose of any and all Shares held for the benefit of the Trust Beneficiaries.  As part of such evaluations, the Reporting Persons, acting collectively as the Technical Committee, have and may in the future seek the views of, hold active discussions with and respond to inquiries from the Trust Beneficiaries, members of the board, officers or representatives of the Company, stockholders of the Company, and other persons regarding the Company’s affairs and strategic alternatives.  The Reporting Persons, acting collectively as the Technical Committee, may from time to time develop plans, or have discussions with third parties, respecting, or propose changes in, the management, composition of the board, policies, operations, capital structure or business of the Company.  In connection with these and other plans or proposals that the Reporting Persons, acting collectively as the Technical Committee, may develop, the Reporting Persons, acting collectively as the Technical Committee, may conduct investigations and, if warranted by such review, make and negotiate, or direct the Trustee to make and negotiate, proposals to and with the Company, third persons or directly with other stockholders of the Company concerning the matters addressed in the preceding sentence, and may enter, or direct the Trustee to enter, into agreements with the Company or such third persons in connection with those negotiations and proposals, including confidentiality and/or other arrangements.

Except as set forth herein, the Reporting Persons, acting collectively as the Technical Committee, do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons, acting collectively as the Technical Committee, reserve the right to formulate plans or make proposals, and take such action with respect to the Trust’s investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.         Interest in Securities of the Issuer.

Item 5 of the original Schedule 13D is amended to read as follows:

(a) — (b) Each Reporting Person is one of five members of the Technical Committee, and in such capacity shares, with the other four Reporting Persons, voting and investment power over all 92,451,392 Shares held for the benefit of the Trust Beneficiaries.  Pursuant to the terms of the Third Amendment to the Trust Agreement, dated March 13, 2007, and the Fourth Amendment to the Trust Agreement, dated May 16, 2007 (collectively, the “Amended Trust Agreement”), all decisions of the Technical Committee are taken by a vote of the majority of the members of the Technical Committee.  The Reporting Persons, acting collectively as the Technical Committee, may be deemed to have beneficial ownership of the Shares held for the benefit of the Trust Beneficiaries; however, each individual Reporting Person disclaims any beneficial ownership as an individual over any such Shares.  In addition, all references in this Schedule 13D to the Reporting Persons shall be deemed to be references to the Reporting Persons acting collectively as the Technical Committee and not as individuals.

Based on 335,869,550 Shares issued and outstanding, the 92,451,392 Shares as to which the Reporting Persons, acting collectively as the Technical Committee, may be deemed to have shared voting and dispositive power constitute 27.53% of the outstanding Shares.

None of the Reporting Persons, individually, has sole voting or dispositive power over any of the Shares.

Item 2 is hereby incorporated by reference.

(c)           Except as described in Item 3 above, none of the Reporting Persons, acting collectively as the Technical Committee, has effected any transactions in the Common Stock during the past 60 days.

(d)           All sale proceeds and dividends on the Shares are for the benefit of the Trust Beneficiaries in accordance with following percentages of beneficial interests in the Trust:

Eustaquio Tomas De Nicolás Gutiérrez	25.09%
Gerardo De Nicolás Gutiérrez	24.72%
Julian De Nicolás Gutiérrez	23.84%
José Ignacio De Nicolás Gutiérrez	18.82%
Ana Luz De Nicolás Gutiérrez	7.53%
100.00%

(e)           Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Shares of the Reporting Persons are the subject of margin loans with financial institutions.

Item 7.         Material to be Filed as Exhibits.

7.01                        Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 2013

/s/ Eustaquio Tomas de Nicolas Gutierrez
Eustaquio Tomas de Nicolas Gutierrez
Member of Technical Committee

/s/ Jose Ignacio de Nicolas Gutierrez
Jose Ignacio de Nicolas Gutierrez
Member of Technical Committee

/s/ Gerardo de Nicolas Gutierrez
Gerardo de Nicolas Gutierrez
Member of Technical Committee

/s/ Julian de Nicolas Gutierrez
Julian de Nicolas Gutierrez
Member of Technical Committee

/s/ Juan Carlos Torres Cisneros
Juan Carlos Torres Cisneros
Member of Technical Committee

EXHIBIT INDEX

7.01                        Joint Filing Agreement